Kesselring Holding Corporation
                           602 West Valley Mall Blvd.
                           Union Gap, Washington 98903
                                 (509) 453-4683


                                January 4, 2010


Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

Attention: Ms. Melinda Hooker
           Staff Accountant
           Division of Corporation Finance

Re: Kesselring Holding Corp.
    Form 8-K
    Filed on December 29, 2009
    File No. 0-52375

Dear Ms. Hooker,

     This letter is in response to your letter to me of December 29, 2009, regarding the above referenced matter ("Comment Letter"). Kesselring Holding Corporation will be filing an amendment to the referenced Form 8-K ("Form 8-K/A") later today.

     The Form 8-K/A will contain a disclosure in response to your Comment No.1 that the Board of Directors approved the dismissal of KBL, LLP. The Form 8-K/A will also contain disclosures requested in your Comments No. 2 and 3; however, since KBL, LLP was not engaged until January 27, 2009, we have limited the requested disclosures to the period of time from January 27, 2009, to December 24, 2009, when KBL, LLP was our independent registered public accounting firm.

     In response to your Comment No. 4, we will attach a letter from KBL, LLP as
Exhibit 16.1 to the Form 8-K/A stating that the former accountant agrees with the statements made in the Form 8-K/A.

     In response to your Comment No. 5, when we engage a new accountant, we will report the engagement in a new form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K and we will disclose any consultations with the new accountant up through the date of engagement.
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     I hereby acknowledge that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,



By: /s/ Gary E. King
   ------------------------------
   Gary E. King
   President